April 6, 2021



Via Email

Erik R. Tavzel
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

       Re:     GasLog Limited
               Schedule 13E-3 filed March 29, 2021
               File No. 5-86887

Dear Mr. Tavzei:

         The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. We have limited our review to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your proxy statement.

Schedule 13E-3 filed March 29, 2021

General

   1. Fill in the blanks throughout the proxy statement. Information that is subject to change, such as the percentage of shares owned by the rolling shareholders, may be bracketed to indicate that it is preliminary.

   2. Please explain why you have omitted some of the    rolling shareholders
 as filers on the
      Schedule 13E-3. We note that Falconera Navigation Inc., Chiara Holdings
S. de R.L.,
 Erik R. Tavzel, Esq.
Cravath, Swaine & Moore LLP
April 6, 2021
Page 2

       Maple Tree Holdings Ltd., Ash Tree SA, Acer Tree Ltd., Thatcher Investments Ltd.,
       Eleanor Investments Holdings Ltd., Nelson Equity Ltd. and JP Jones Holdings Ltd. are
       not filers, but they are parties to the Rollover Agreement and will maintain an equity interest in GasLog after the merger. Please explain why in your response letter, or add them as filers. Note that if you include them as filers on the Schedule 13E-3, you must additionally revise the disclosure document to include all of the disclosure required by
       Schedule 13E-3 as to each filer.

   3. See our last comment above. Please provide the same analysis as to the additional
      rolling shareholders    identified on page 3, who are also parties to the
Rollover
      Agreement and will maintain a continuing equity interest in the Company after the merger. Add them as filers on the Schedule 13E-3 and include all of the required disclosure as to each, or explain why you have not done so in your response letter.

   4. See comments 2 and 3 above. It appears that Peter G. Livanos may be individually engaged in this going private transaction and should be included as a filer on the
      Schedule 13E-3. We note that Mr. Livanos is the Chairman of the Company, but also controls Ceres Shipping Limited. Ceres Shipping Limited is the Company s largest shareholder and wholly owns filer Blenheim Holdings which is a rollover shareholder that will maintain an equity stake in the Company after the merger. We further note that
      Mr. Livanos will maintain his position as a director after the merger. Please include him as a filer on the Schedule 13E-3, or provide an analysis as to why you have not done so in your response letter.

   5. See our last comment above. Tell us why you have not included Ceres Shipping Ltd. as a filer on the Schedule 13E-3, or add that entity and all of the disclosure required by the
      Schedule as to it individually. It appears that Mr. Livanos owns 100% of the share capital of Ceres Shipping, which owns a majority of Blenheim Holdings, which is itself a filer.
      We note the disclosure on page 133 of the proxy statement that Blenheim Holdings
      principal business is to act as an    investment holding company.

   6. We note the disclosure on page 31 of the proxy statement that in addition to Mr. Livanos,
      Messrs. Metherell, Papadimitiou, Berner and Ruijs will remain as directors of the
      Company after the merger. Please tell us whether these individuals will also maintain equity stakes in the Company after the merger, and if so, what level of equity they will own in the surviving entity. Analyze whether they should also be included as individual filers on the Schedule 13E-3.

   Caution Regarding Forward-Looking Statements, page 20

   7. Please delete the reference to the Private Securities Litigation Reform Act of 1995, or
      make clear that its safe harbor protections for forward-looking statements do not apply to statement made in connection with a going private transaction such as this one.
 Erik R. Tavzel, Esq.
Cravath, Swaine & Moore LLP
April 6, 2021
Page 3

   Position of the GEPIF Filing Parties as to the Fairness of the Merger, page
51

   8. We note the statement at the bottom of page 51 that    None of the GEPIF
filing parties
      undertook a formal evaluation of the fairness of the merger to the public shareholders.
      As you know, all filing persons on the Schedule 13E-3 must express and support a position with respect to the substantive and procedural fairness of the going private transaction; in fact, the GEPIF filing parties do express a view on the substantive and procedural fairness of the merger on the following page of the proxy statement.
      Therefore, we do not understand the meaning of the quoted language. Please revise here and the similar disclosure in the proxy statement as to other filing persons (see for example, the disclosure on page 54 as to the rolling shareholders).

   9. At the top of page 52, the parties base their fairness determination in
part on    the factors
      considered by, and findings of, the special committee and the board of directors of the
      Company       In order to rely on the analysis and conclusions of another filing party, you
      must expressly adopt such analysis and conclusions. Please revise.

Rolling Shareholders    Reasons for the Mergers, page 53

   10. Expand the discussion of each filing person   s reasons for engaging in
the merger to avoid
       conclusory statements about the effect of the merger. For example, at the top of page 54, the rolling shareholders state that their reason for the merger is to facilitate the acquisition by Parent of the entire equity interest in the Company while maintaining their existing ownership as well. However, revise to explain why they wish to do so, and to explain the reasons for the timing of the going private transaction. See Item 1013(a) and (c) of
       Regulation M-A and Instruction 1 thereto. Provide the same expanded disclosure as to all other filing persons.

Recommendation of the Special Committee, page 42

   11. Revise to confirm that all material factors considered by the special committee and the board are included in the discussion. The disclosure indicates that material factors are listed but does not make it clear that the list is exhaustive.

Certain Financial Information, page 64

   12. Summarize the material assumptions and limitations underlying the projections included on page 66.

Fees and Expenses, page 69

   13. Please provide a breakdown of the fees incurred by each filing person on the Schedule
       13E-3.
 Erik R. Tavzel, Esq.
Cravath, Swaine & Moore LLP
April 6, 2021
Page 4

Selected Historical Financial Information, page 102

   14. Although you may incorporate by reference the financial information required by Item 13 of Schedule 13E-3 and Item 1010(a) and (b) of Regulation M-A, you must include the summary financial information required by Item 1010(c) and referenced in Instruction 1 to Item 13 in the disclosure document distributed to shareholders. Please revise to include that disclosure in the proxy statement.

       We remind you that the filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at 202-551-3263 with any questions.

                                                          Sincerely,

                                                          /s/ Christina Chalk

                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers &
Acquisitions